Consolidated Financial Statements
(Expressed in thousands of United States dollars, except where indicated)

CLEARLY CANADIAN BEVERAGE CORPORATION

Third Quarter Report for the three and nine months ended September 30, 2007

(Amended January 15, 2008)

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except for share and per share amounts)

(Amended Jan 15, 2008)

	September 30, 2007	December 31, 2006

	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$10,080	$5,267
Accounts receivable (note 6)	1,047	634
Inventories (note 7)	1,897	427
Prepaid expenses and other current assets	1,329	533
	14,353	6,861

Property, plant and equipment (note 8)	1,669	1,153
Prepaid contracts (note 15(a))	-	1,079
Goodwill and intangible assets	7,988	-

	$24,010	$9,093

Liabilities and Shareholders’ Equity

Bank indebtedness (note 5)	$266	$-
Accounts payable and accrued liabilities (note 9)	2,633	1,608
Capital lease obligation, current portion (note 11)	58	8
Short-term debt (note 10)	17	-

	2,974	1,616

Convertible note payable (note 12)	11,637	-
Discount on convertible note payable	(6,035)	-
Derivative convertible note payable	(2)	-
Capital lease obligation, net of current portion (note 11)	164	13
	8,738	1,629
Shareholders’ equity:
Capital stock (notes 13 and 14):
Authorized:
Unlimited common share without par value
Unlimited variable multiple voting shares without par value
2,000,000 class A preferred shares
2,000,000 class B preferred shares
Outstanding –600,000 (2006 – 1,600,000) class B preferred shares	600	1,600
Issued – 20,972,068 (2006 – 13,917,153) common shares without par value
Outstanding – 20,934,768 (2006 – 13,879,853) common shares
without par value	83,438	75,730
Variable multiple voting shares – 1,120,000 (2006 – 320,000)
Contributed surplus	17,871	8,290
Accumulated other comprehensive loss	427	(1,101)
Deficit	(87,064)	(77,055)
	15,272	7,464

	$24,010	$9,093

Going concern (note 3(a))
Commitments and contingencies (note 15)
See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Director

Director

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Operation and Comprehensive loss
(Unaudited)
(Expressed in thousands of United States dollars, except for share and per share amounts)

	Unaudited		Unaudited
	For the 3 months ended		For the 9 months ended

	September 30	September 30	September 30	September 30
	2007	2006	2007	2006
	$	$	$	$
Sales	3,312	2,022	7,775	6,397

Cost of sales	2,778	1,402	6,311	4,654

Gross profit	534	620	1,464	1,743

Selling, general and administration expenses	2,444	2,072	10,629	7,755
Amortization of property, plant and equipment	38	18	50	78
Royalty revenue	-	-	-	(125)
Interest income	(64)	(64)	(211)	(70)
Other income expense	(3)	3	(16)	(10)
Financing cost	-	-	-	132
Interest on short-term debt	(5)	-	5	125
Interest on long-term debt	20	1	23	25
Interest on convertible note	5	-	5	-
Gain on sale of investments	-	-	-	(201)
Foreign exchange loss	412	-	1,061	-
Loss (gain) on settlement of financial
instrument	(135)	798	(135)	798
Restructuring expense	-	-	-	112

	2,712	2,828	11,411	8,619

Net loss earnings and comprehensive
loss for the period	(2,178)	(2,208)	(9,947)	(6,876)

Loss per share, basic and diluted	(0.10)	(0.19)	(0.51)	(0.74)

Weighted average number of shares
outstanding	20,809,731	11,754,491	19,485,482	9,331,203

See accompanying notes to consolidated financial statements

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in thousands of United States dollars, except where indicated)
As of September 30, 2007 and December 31, 2006, 2005

				Class A		Class B
	Common shares			preferred shares		preferred shares
			Share
			subscription						Cumulative		Shareholders’
	Number		receivable	Number		Number		Contributed	translation		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	account	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Balance, December 31, 2004	996,568	59,035	-	-	-	-	-	1,037	(1,253)	(62,334)	(3,515)

Private placement issued January
14, 2005 at CA$2.50 per unit prior
to consolidation	46,500	97	-	-	-	-	-	-	-	-	97
Class A preferred shares issued on
conversion of loan May 5, 2005	-	-	-	1,000,000	1,000	-	-	-	-	-	1,000
Private placement of class A
preferred shares issued May 5,
2005 at US$1.00 per share	-	-	-	1,000,000	1,000	-	-	-	-	-	1,000
Private placement issued May 16,
2005 at US$1.00 per share	2,260,000	2,260	-	-	-	-	-	-	-	-	2,260
Private placement issued May 24,
2005 at US$1.00 per share	815,000	815	-	-	-	-	-	-	-	-	815
Finders fees – private placement –
May 16, 2005 and May 24, 2005
issued at US$1.42 per share	450,000	639	-	-	-	-	-	-	-	-	639
Share issue cost – private placement		(1,003)	-	-	-	-	-	-	-	-	(1,003)
Stock dividend on class A preferred
shares issued May 24, 2005 issued
at market US$1.50 per share	7,506	11	-	-	-	-	-	-	-	(11)	-
Class A preferred shares converted
to class B preferred shares	-	-	-	(2,000,000)	(2,000)	2,000,000	2,000	-	-	-	-
Stock dividend on class B preferred
shares issued May 24, 2005
issued at market US$1.50 per
share	200,000	300	-	-	-	-	-	-	-	(300)	-
Private placement issued May 27,
2005 at US$1.00 per share	635,953	634	-	-	-	-	-	-	-	-	634

Carryforward	5,411,527	62,788	-	-	-	2,000,000	2,000	1,037	(1,253)	(62,645)	1,927

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of September 30, 2007 and December 31, 2006, 2005

				Class A		Class B
	Common shares			preferred shares		preferred shares
			Share
			subscription						Cumulative		Shareholders’
	Number		receivable	Number		Number		Contributed	translation		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	account	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	5,411,527	62,788	-	-	-	2,000,000	2,000	1,037	(1,253)	(62,645)	1,927

Shares issued on September 30,
2005 at market US$1.17 per
share	225,000	263	-	-	-	-	-	-	-	-	263
Share issued on October 17, 2005 at
market US$1.38 per share	25,000	34	-	-	-	-	-	-	-	-	34
Option exercised at US$1.00 per
share	105,000	105	-	-	-	-	-	-	-	-	105
Shares issued on November 30,
2005 at US$2.00 per share	222,825	446	-	-	-	-	-	-	-	-	446
Shares issued on November 30,
2005 at US$2.00 per share	75,000	150	-	-	-	-	-	-	-	-	150
Private placement issued December
28, 2005 at US$1.25 per share	800,000	1,000	-	-	-	-	-	35	-	-	1,035
Share issue cost – private placement
December 28, 2005	-	(30)	-	-	-	-	-	-	-	-	(30)
Share subscription receivable	-	-	(198)	-	-	-	-	-	-	-	(198)
Fair value of stock options issued	-	-	-	-	-	-	-	1,612	-	-	1,612
Fair value of warrants issued for
consulting services	-	-	-	-	-	-	-	1,904	-	-	1,904
Restructuring cost	-	-	-	-	-	-	-	221	-	-	221
Loss for the year	-	-	-	-	-	-	-	-	-	(6,069)	(6,069)
Exchange difference	-	-	-	-	-	-	-	-	324	-	324

Balance, December 31, 2005	6,864,352	64,756	(198)	-	-	2,000,000	2,000	4,809	(929)	(68,714)	1,724

Share subscription received in											198
January, 2006	-	-	198	-	-	-	-	-	-	-
Shares issued for settlement of debt
on February 27, 2006 at US$2.00
per share	100,000	238	-	-	-	-	-	-	-	-	238
Option exercised at US$1.00 per
share	1,122,500	1,122	-	-	-	-	-	-	-	-	1,122
Shares issued for settlement of
services on March 1, 2006 at
CA$2.30 per share	28,260	58	-	-	-	-	-	-	-	-	58
Shares issued for settlement of debt
on March 28, 2006 at US$2.62 per
share	40,000	102	-	-	-	-	-	-	-	-	102
Shares issued for settlement of
services on March 31, 2006 at
US$2.39 per share	2,089	5	-	-	-	-	-	-	-	-	5

Carryforward	8,157,201	66,281	-	-	-	2,000,000	2,000	4,809	(929)	(68,714)	3,447

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of September 30, 2007 and December 31, 2006, 2005

				Class A		Class B
	Common shares			preferred shares		preferred shares
			Share
			subscription						Cumulative		Shareholders’
	Number		receivable	Number		Number		Contributed	translation		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	account	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	8,157,201	66,281	-	-	-	2,000,000	2,000	4,809	(929)	(68,714)	3,447

Shares issued for settlement of
services on March 31, 2006 at
US$2.30 per share	2,175	5	-	-	-	-	-	-	-	-	5
Shares issued for settlement of
services on April 12, 2006 at
US$2.56 per share	1,954	5	-	-	-	-	-	-	-	-	5
Shares issued for settlement of
services on April 12, 2006 at
US$2.56 per share	29,308	75	-	-	-	-	-	-	-	-	75
Shares issued for settlement of
services on April 17, 2006 at
US$2.45 per share	20,442	50	-	-	-	-	-	-	-	-	50
Shares issued for settlement of
services on April 19, 2006 at
US$2.35 per share	18,915	44	-	-	-	-	-	-	-	-	44
Shares issued for settlement of debt
on May 2, 2006 at US$2.62 per
share	88,885	233	-	-	-	-	-	-	-	-	233
Option exercised at US$1.00 per
share	45,000	45	-	-	-	-	-	-	-	-	45
Shares issued for settlement of
services on May 4, 2006 at
US$2.41 per share	8,300	20	-	-	-	-	-	-	-	-	20
Private placement issued May 10,
2006 at US$2.00 per share	1,032,500	2,065	-	-	-	-	-	-	-	-	2,065
Private placement issued May 12,
2006 at US$2.00 per share	275,000	550	-	-	-	-	-	-	-	-	550
Private placement issued May 15,
2006 at US$2.00 per share	5,000	10	-	-	-	-	-	-	-	-	10
Share issue cost – private placement
May 10, 2006 to May 15, 2006		(314)	-	-	-	-	-	-	-	-	(314)
Share issue cost – warrant private
placement May 10, 2006 to May 15,
2006	-	(186)	-	-	-	-	-	186	-	-	-
Shares issued for settlement of
services on June 7, 2006 at
US$2.05 per share	19,630	40	-	-	-	-	-	-	-	-	40
Shares issued for settlement of
services on June 9, 2006 at
US$2.80 per share	4,075	11	-	-	-	-	-	-	-	-	11

Carryforward	9,708,385	68,934	-	-	-	2,000,000	2,000	4,995	(929)	(68,714)	6,286

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of September 30, 2007 and December 31, 2006, 2005

				Class A		Class B
	Common shares			preferred shares		preferred shares
			Share
			subscription						Cumulative		Shareholders’
	Number		receivable	Number		Number		Contributed	translation		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	account	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	9,708,385	68,934	-	-	-	2,000,000	2,000	4,995	(929)	(68,714)	6,286

Shares issued for settlement of
services on June 13, 2006 at
US$2.80 per share	10,715	30	-	-	-	-	-	-	-	-	30
Option exercised at US$1.19 per
share	16,106	19	-	-	-	-	-	-	-	-	19
Warrant exercised at US$1.25 per
share	30,000	37	-	-	-	-	-	-	-	-	37
Shares issued for services on July
25, 2006 at US$3.29 per share	9,312	31	-	-	-	-	-	-	-	-	31
Shares issued for settlement of
lawsuits on July 13, 2006 at
US$3.69 per share	24,314	89	-	-	-	-	-	-	-	-	89
Shares issued for settlement of
lawsuits on July 13, 2006 at
US$2.40 per share	600,000	1,440	-	-	-	-	-	-	-	-	1,440
Private placement issued on July 6,
2006 to July 13, 2006 at US$2.75
per share	1,205,000	3,314	-	-	-	-	-	-	-	-	3,314
Share issue cost – private placement
July 6, 2006 to July 13, 2006	-	(397)	-	-	-	-	-	-	-	-	(397)
Share issue cost – warrant private
placement July 6, 2006 to July 13,
2006	-	(162)	-	-	-	-	-	162	-	-	-
Shares issued for services on July
10, 2006 at US$3.92 per share	4,197	16	-	-	-	-	-	-	-	-	16
Option exercised at US$2.00 per											150
share	75,000	150	-	-	-	-	-	-	-	-
Option exercised at US$1.00 per
share	30,000	30	-	-	-	-	-	-	-	-	30
Option exercised at US$1.19 per
share	16,102	19	-	-	-	-	-	-	-	-	19
Shares issued for services on August
16, 2006 at US$3.28 per share	4,121	13	-	-	-	-	-	-	-	-	13
Shares issued for services on August
1, 2006 at US$2.30 per share	140,000	322	-	-	-	-	-	-	-	-	322
Private placement completed August
31, 2006 at US$3.00 per share	333,334	1,000	-	-	-	-	-	-	-	-	1,000
Share issue cost – private placement
August 31, 2006	-	(120)	-	-	-	-	-	-	-	-	(120)
Share issue cost – private placement
August 31, 2006	-	(825)	-	-	-	-	-	825	-	-	-

Carryforward	12,206,586	73,940	-	-	-	2,000,000	2,000	5,982	(929)	(68,714)	12,279

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of September 30, 2007 and December 31, 2006, 2005

				Class A		Class B
	Common shares			preferred shares		preferred shares
			Share
			subscription						Cumulative		Shareholders’
	Number		receivable	Number		Number		Contributed	translation		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	account	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	12,206,586	73,940	-	-	-	2,000,000	2,000	5,982	(929)	(68,714)	12,279

Share issued for settlement of
services on August 1, 2006 at
US$2.30 per share	4,395	14	-	-	-	-	-	-	-	-	14
Cash dividend on class B preferred
paid on October 10, 2006	-	-	-	-	-	-	-	-	-	(94)	(94)
Conversion of $150,000 preferred
shares to common shares on
November 21, 2006	615,000	150	-	-	-	(150,000)	(150)	-	-	-	-
Conversion of $250,000 preferred
shares to common shares on
November 29, 2006	1,025,000	250	-	-	-	(250,000)	(250)	-	-	-	-
Shares issued for settlement of
lawsuits on December 11, 2006 at
US$3.28 per share	13,477	44	-	-	-	-	-	-	-	-	44
Shares issued for services on
December 8, 2006 at US$2.38 per
share	4,235	10	-	-	-	-	-	-	-	-	10
Shares issued for services on
December 8, 2006 at US2.66 per
share	4,498	12	-	-	-	-	-	-	-	-	12
Shares issued for services on
December 8, 2006 at US$2.76 per
share	4,162	12	-	-	-	-	-	-	-	-	12
Option exercised at US$1.00 per
share	2,500	3	-	-	-	-	-	-	-	-	3
Paid-in capital – exercise of stock
options	-	1,304	-	-	-	-	-	(1,304)	-	-	-
Fair value of stock options issued for
the 12 months ended December 31,
2006	-	-	-	-	-	-	-	3,310	-	-	3,310
Fair value of warrants issued for the
12 months ended December 31,
2006	-	-	-	-	-	-	-	302	-	-	302
Loss for the 12 months ended
December 31, 2006	-	-	-	-	-	-	-	-	-	(8,247)	(8,247)
Exchange difference	-	(9)	-	-	-	-	-	-	(172)	-	(181)

Balance, December 31, 2006	13,879,853	75,730	-	-	-	1,600,000	1,600	8,290	(1,101)	(77,055)	7,464

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of September 30, 2007 and December 31, 2006, 2005

				Class A		Class B
	Common shares			preferred shares		preferred shares
			Share
			subscription						Cumulative		Shareholders’
	Number		receivable	Number		Number		Contributed	translation		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	account	Deficit	(deficiency)
		$	$		$		$	$	$	$	$
Broughtforward	13,879,853	75,730	-	-	-	1,600,000	1,600	8,290	(1,101)	(77,055)	7,464
Option exercised at US$2.00 per
share on January 11, 2007	36,000	72	-	-	-	-	-	-	-	-	72

Option exercised at US$2.10 per
share on January 23, 2007	10,000	21	-	-	-	-	-	-	-	-	21
Shares issued for services on Jan
22, 2007 at US2.38 per share	3,874	9	-	-	-	-	-	-	-	-	9
Conversion of $500,000 preferred
shares to common shares on
January 7, 2007	2,050,000	500	-	-	-	(500,000)	(500)	-	-	-	-
Conversion of $500,000 preferred
shares to common shares on
January 12, 2007	2,050,000	500	-	-	-	(500,000)	(500)	-	-	-	-
Warrant exercised at US$1.25 per
share on February 23, 2007	60,000	75
			-	-	-	-	-	-	-	-	75
Option exercised at US$2.00 per
share on February 25, 2007	37,500	75
			-	-	-	-	-	-	-	-	75
Shares issued for services on
February 25, 2007 at US2.91 per
share	4,074	12	-	-	-	-	-	-	-	-	12
Option exercised at US$2.00 per
share on March 2, 2007
	37,500	75	-	-	-	-	-	-	-	-	75
Private placement issued on March
14, 2007 to March 23, 2007 at
US$3.00 per share	833,000	2,499	-	-	-	-	-	-	-	-	2,499
Shares issued for services on May
8, 2007 at US2.83 per share
	8,444	26	-	-	-	-	-	-	-	-	26
Private placement issued on March
30, 2007 at US$3.00 per share
	333,333	1,000	-	-	-	-	-	-	-	-	1,000
Shares issued for services on April 3,
2007 at US2.83 per share
	9,078	26	-	-	-	-	-	-	-	-	26
Shares issued for services on May
8, 2007 at US2.83 per share
	3,662	10	-	-	-	-	-	-	-	-	10
Shares issued for services on May 8,
2007 at US2.70 per share
	9,465	26	-	-	-	-	-	-	-	-	26
Shares issued for services on May 8,
2007 at US3.00 per share
	1,705	5	-	-	-	-	-	-	-	-	5

Carryforward	19,367,488	80,661	-	-	-	600,000	600	8,290	(1,101)	(77,055)	11,395

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of September 30, 2007 and December 31, 2006, 2005

				Class A		Class B
	Common shares			preferred shares		preferred shares
			Share
			subscription						Cumulative		Shareholders’
	Number		receivable	Number		Number		Contributed	translation		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	account	Deficit	(deficiency)
		$	$		$		$	$	$	$	$
Broughtforward	19,367,488	80,661	-	-	-	600,00	600	8,290	(1,101)	(77,055)	11,395

Brokers warrant exercised at
US$2.25 per share on May 14,
2007	79,025	178	-		-	-	-	-	-	-	178
Restricted shares issued for
purchase of My Organic Baby at
$2.76 per share on May 25, 2007	200,000	553	-	-	-	-	-	-	-	-	553
Non Lock Up restricted shares
issued for purchase of My Organic
Baby at $2.48 per share on May 25,
2007	215,000	533	-	-	-	-	-	-	-	-	533

Option exercised at US$1.00 per
share on May 25, 2007	100,000	100	-	-	-	-	-	-	-	-	100

Option exercised at US$1.18 per
share on June 1, 2007	9,872	12	-	-	-	-	-	-	-	-	12

Option exercised at US$1.00 per
share on June 7, 2007	50,,000	50	-	-	-	-	-	-	-	-	50

Shares issued for services on June
7, 2007 at US2.64 per share	10,135	27	-	-	-	-	-	-	-	-	27

Option exercised at US$1.00 per
share on June 7, 2007	50,000	50	-	-	-	-	-	-	-	-	50

Finders fee issued – private
placement March 14 to 30, 2007 at
US$2.42 per share on June 7, 2007	90,000	218	-	-	-	-	-	-	-	-	218

Shares issued for consideration on
employment contract on June 8,
2007 at US2.48 per share	215,000	533	-	-	-	-		-	-	-	533

Option exercised at US$1.18 per
share on June18, 2007	7,922	9	-	-	-	-	-	-	-	-	9

Option exercised at US$1.00 per
share on June 20, 2007	10,,000	10	-	-	-	-	-	-	-	-	10

Option exercised at US$1.00 per
share on June 20, 2007	25,000	50	-	-	-	-	-	-	-	-	50

Option exercised at US$1.75 per
share on June 20, 2007	117,500	206	-	-	-	-	-	-	-	-	206
Carryforward	20,546,942	83,190	-	-	-	600,000	600	8,290	(1,101)	(77,055)	13,924

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of September 30, 2007 and December 31, 2006, 2005

				Class A		Class B
	Common shares			preferred shares		preferred shares
			Share
			subscription						Cumulative		Shareholders’
	Number		receivable	Number		Number		Contributed	translation		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	account	Deficit	(deficiency)
		$	$		$		$	$	$	$	$
Broughtforward	20,546,942	83,190	-	-	-	600,000	600	8,290	(1,101)	(77,055)	13,924

Option exercised at US$1.00 per
share on June 20, 2007	10,000	10	-	-	-	-	-	-	-	-	10
Cash dividend on class B preferred
paid on June 20, 2007	-	-	-	-	-	-	-	-	-	(62)	(62)

Option exercised at US$2.12 per
share on June 21, 2007	3,460	7	-	-	-	-	-	-	-	-	7

Share issue cost – private placement
March 14 to 30, 2007	-	(70)	-	-	-	-	-	-	-	-	(70)

Share issue cost - Finders fees–
private placement March 14 to 30,
2007	-	(218)	-	-	-	-	-	-	-	-	(218)
Shares issued for services on July 4
and 5, 2007 at US2.85 per share	21,113	61	-	-	-	-	-	-	-	-	61
Option exercised at US$1.75 per
share on July 16, 2007	32,768	58	-	-	-	-	-	-	-	-	58
Shares issued for services on August
1, 2007 at US2.78 per share	9,635	28	-	-	-	-	-	-	-	-	28
Option exercised at US$1.75 per
share on August 16, 2007	116,399	204	-	-	-	-	-	-	-	-	204
Shares issued for settlement of
acquisition liability – DMR Food
Corporation at US$2.90 on August	155.279	428	-	-	-	-	-	-	-	-	428
13, 2007
Restricted shares cancelled for
purchase of My Organic Baby at
$2.76 per share on September,
2007	(200,000)	(553)	-	-	-	-	-	-	-	-	(553)
Paid-in capital – exercise of stock
options for the 9 months ended
September 30, 2007	-	1,449	-	-	-	-	-	(1,449)	-	-	-

Fair value of stock options issued for
the 9 months ended September 30,	-	-	-	-	-	-	-	2,564	-	-	2,564
2007

Fair value of warrants issued for 9
months ended September 30,	-	(1,651)	-	-	-	-	-	1,651	-	-	-
2007
Fair value of warrant for consulting
agreement cancelled except for the
warrant	-	-	-	-	-	-	-	1,131	-	-	1,131
Fair value of warrant for convertible
note payable	-	-	-	-	-	-	-	2,455	-	-	2,455
Fair value of conversion option in
convertible note payable	-	-	-	-	-	-	-	2,419	-	-	2,419
Fair value of subordinated
convertible note payable	-	-	-	-	-	-	-	810	-	-	810
Carryforward	20,695,596	82,943	-	-	-	600,000	600	17,871	(1,101	(77,117)	23,196

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of September 30, 2007 and December 31, 2006, 2005

				Class A		Class B
	Common shares			preferred shares		preferred shares
			Share
			subscription						Cumulative		Shareholders’
	Number		receivable	Number		Number		Contributed	translation		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	account	Deficit	(deficiency)
		$	$		$		$	$	$	$	$
Broughtforward	20,695,596	82,943	-	-	-	600,000	600	17,871	(1,101)	(77,117)	23,196
Shares issued for services on
September 10, 2007 at US$2.47	10,862	27	-	-	-	-	-	-	-	-	27
per share
Shares issued for consulting services
on September 27, 2007 at US$2.11
per share	228,310	484	-	-	-	-	-	-	-	-	484
Loss for the 9 months ended
September 30, 2007	-	-	-	-	-	-	-	-	-	(9,947)	(9,947)
Exchange difference	-	(16)	-	-	-	-	-	-	1,528	-	1,512
Balance, September 30, 2007	20,934.768	83,438	-	-	-	600,000	600	17,871	427	(87,064)	15,272

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Cash Flows
(Unaudited)
(Expressed in thousands of United States dollars, except where indicated)
For the nine months ended September 30, 2007 and 2006

	Unaudited		Unaudited
	For the 3 months ended		For the 9 months ended
	September 30	September 30	September 30	September 30
	2007	2006	2007	2006
	$	$	$	$
Cash flows from operating activities
Loss for the period	(2,178)	(2,208)	(9,947)	(6,876)
Items not involving cash (note 16(a))	481	1,676	3,999	4,412
Changes in non-cash working capital balances
related to operations (note 16(b))	(38)	78	757	61
	(1,735)	(454)	(5,191)	(2,403)
Cash flows from financing activities
Proceeds from issuance of capital stock and
warrants	261	3,179	4,690	7,728
Proceed from convertible notes payable	9,000	-	9,000	-
Increase (decrease) in bank indebtedness	30	(50)	96	(361)
Dividend paid on class B preferred shares	-	-	(61)	-
Repayment of long-term debt	(12)	-	(32)	-
	9,279	3,129	13,693	7,367

Cash flows from investing activities
Proceeds from sale of property, plant and
equipment	-	-	-	358
Proceeds from sale of long-term investment	-	-	-	230
Acquisition of DMR Food Corporation	(1,435)	-	(1,790)	-
Acquisition of My Organic Baby Inc.	(2,816)	-	(3,191)
Purchase of property, plant and equipment	(7)	-	(34)	(24)
	(4,258)	-	(5,015)	564

Effect of exchange rates on cash and cash
equivalents	644	(102)	1,326	92

Increase (decrease) in cash and cash
equivalents	3,930	2,573	4,813	5,620

Cash and cash equivalents - Beginning of
period	6,150	3,567	5,267	520

Cash and cash equivalents - End of period	10,080	6,140	10,080	6,140

Interest paid	15	1	28	150

Income taxes paid	-	-	-	36

Supplementary cash flow information (note 16(c))
See accompanying notes to consolidated financial statements.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

1.	Nature of operations:

The Company produces, distributes and markets beverage products, flavoured beverages, organic baby food and snack food products. The Company’s products are sold principally in the United States and Canada.

2.	Financial statement presentation

These unaudited interim financial statements have been prepared in accordance with the accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements. These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the year ended December 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year.

These interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States. (note 18)

3.	Significant accounting policies:

(a) Going concern:

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $9,947,000 for the nine months ended September 30, 2007. At September 30, 2007 it has working capital of $11,379,000. Operations for the nine months ended September 30, 2007 have been funded primarily from cash reserves raised by the issuance of capital stock and convertible notes. Management is of the opinion that cash and cash equivalents of $10.1 million at September 30, 2007 will provide sufficient working capital to meet the Company’s cash requirements until Q4 of 2008.

Management has continued to take steps to try to improve the Company’s financial results and cash flow which includes pursuing equity financing to fund working capital requirements. The Company’s ability to continue operations is contingent on its ability to obtain financing. Management believes that it will be able to secure the necessary financing, however, there is no assurance that management will be successful in achieving these objectives

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

3.	Significant accounting policies (continued):

These financial statements do not reflect adjustments to the carrying values of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

(b)	Principles of accounting:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (US GAAP).

(c)	Basis of presentation:

These consolidated financial statements include the accounts of Clearly Canadian Beverage Corporation (o/a Clearly Canadian Brands) and its wholly owned subsidiaries, Clearly Canadian Beverage (International) Corporation, CC Beverage (US) Corporation, Blue Mountain Springs Ltd., DMR Food Corporation (o/a Sweet Selections) and My Organic Baby Inc.

In view of the consolidated nature of these financial statements, the term “Company”, as used herein, is sometimes used to refer to all of the consolidated companies collectively and, where the context or specific transactions require, is sometimes used to refer to certain of the consolidated companies individually.

(d)	Foreign currency translation

The Company uses the United States dollar as its reporting currency while the Company’s functional or “measurement” currency is the Canadian dollar. The assets and liabilities of the Canadian operations are translated into United States dollars at the rates of exchange at the balance sheet dates, and revenue and expenses are translated at the average rates of exchange for the periods of operation. Unrealized gains and losses arising on translation are recorded as a separate component of shareholders’ equity.

Realized gains and losses on foreign currency transactions are included in the determination of loss for the period.

(e)	Revenue recognition:

Revenue is recognized at the time that shipment of product to the customer is confirmed by the shipper, which is the point at which the customer takes ownership of the product, provided that collectibility is reasonably assured. Distributors are contractually obligated to the Company for complete payment of products sold to them regardless of their ability to sell to retailers. A provision for returns is recorded in the period management becomes aware that it is probable that the product may be returned.

For bill and hold transactions, the Company recognizes revenue at the time production is complete and the sale is invoiced to the customer. Bill and hold revenue recognized must also meet the following criteria:

(1)	The risk of ownership has passed to the customer
(2)	The customer has made a fixed commitment to purchase the goods in writing
(3)	The customer requests that the transaction be on a bill and hold basis
(4)	The customer has a fixed schedule for the delivery of product
(5)	The customer has retained specific performance obligations
(6)	The products have been segregated from the Company’s inventory and are not subject to being used to fill other orders
(7)	The products have been completed and ready for shipment
(8)	The company expects the customer to pay under its normal billing and credit terms
(9)	The Company does not expect risk of loss due to a decline in the market value of goods
(10)	The customer’s custodial risk is insurable and insured
(11)	There are no exceptions to the customer’s commitment to accept and pay for the products sold

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

3.	Significant accounting policies (continued):

Royalty revenue is recognized as the Company is notified of the sale of the licensed product and when collectibility is reasonably assured.

Funds received in advance of revenues being recognized are recorded as customer deposits.

Effective January 1, 2006 the Company adopted EIC-156 of the Canadian Institute of Chartered Accountants concerning Accounting By A Vendor for Consideration Given to a Customer (Including a Reseller of the Vendors Products). All sales incentives to direct or indirect customers of the Company, including slotting fees, contractual marketing payments, coupons, rebates, free product and similar sales incentives are accounted for as a reduction of revenue when recognized by the Company in its Statement of Operations. Sales and selling expenses for all comparative periods presented have been reclassified to reflect such expenses in accordance with EIC-156.

(f)	Inventories:

Inventories consist of raw materials and finished goods. Raw materials are valued at the lower of cost and market. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis.

(g)	Property, plant and equipment:

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the following periods which represent estimated useful life:

Asset	Rate
Buildings	30 years
Equipment	4 – 15 years
Packaging equipment under capital
lease	Over the term of the lease
Vehicle	30% declining balance
Leasehold improvements	Term of the lease

(h)	Impairment of long-lived assets:

Long-lived assets, such as property, plant and equipment subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

3.	Significant accounting policies (continued):

(i)	Goodwill

Goodwill is the excess of the cost of an acquired business (DMR Food Corporation and My Organic Baby Inc.) over the net of the amounts assigned to assets acquired less liabilities assumed. Goodwill is not subject to amortization. The carrying value is tested for impairment at least annually, and any excess over fair value will be charged to operations as an impairment loss in the period.

(j)	Stock-based compensation plan:

The Company has stock-compensation plans, which are described in note 14. The Company accounts for all stock-based payments granted to employees and non-employees on or after January 1, 2002, using the fair value based method as per CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments which requires entities to account for employee stock options using the fair value based method. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. Consideration paid by employees on the exercise of stock options is recorded as capital stock. Stock-based payments to non- employees are measured at the fair value of the consideration received and are recognized as the options are earned.

Consideration paid for stock on exercise of stock options is credited to capital stock.

(k)	Cash and cash equivalents:

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of 90 days or less at the time of purchase.

(l)	Use of estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options and the carrying value of land and water sources. Actual results could differ materially from those estimates.

(m)	Financial instruments:

(i) Fair value of financial instruments:

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature.

The carrying value of long-term debt and capital lease obligation approximates their fair value based upon the discount rates applied.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

3.	Significant accounting policies (continued):

	(ii)	Concentration of credit risk:

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At September 30, 2007, two customers represented 54.6% (September 30, 2006 – three customers represented 51.9%) of total accounts receivable.

	(iii)	Interest rate risk:

The US short-term bank credit facility bears interest at US prime rate plus 4% and the CA$ short term bank credit facility bears interest at CA$ prime rate plus 1.25%.

The Company does not use derivative instruments to manage its exposure to interest rate risk.

	(iv)	Foreign exchange rate risk:

The majority of the Company’s revenues and selling costs, together with a material portion of its production costs are incurred in United States dollars. General and administration costs are incurred in Canadian dollars and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

(n)	Income taxes:

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between tax basis of an asset or a liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using income tax rates that are expected to apply to taxable income in the periods that the temporary differences are expected to reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(o)	Advertising and marketing costs:

The Company expenses all advertising and marketing costs as incurred. For the nine months ended September 30, 2007, the Company incurred marketing costs of $1,096,368 (2006 - $485,795). These costs are included in selling expenses.

(p)	Loss per share:

Loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding. Diluted loss per share is computed using the treasury method by including other potential common stock from exercise of stock options and warrants in the weighted average number of common shares outstanding for a period, if dilutive. Diluted loss per share is the same as basic loss per share since the exercise of stock options and warrants would be anti-dilutive

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

3.	Significant accounting policies (continued):

	(q)	Other significant accounting policies:

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861 Financial Instruments – Disclosure and Presentation, and, Section 3865, Hedges, retroactively without restatement. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except to redefine amounts previously presented in shareholders’ equity as cumulative translation account to be accumulated other comprehensive loss. The adoption of these Handbook Sections had no impact on opening retained earnings.

Under Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to- maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash, cash equivalents, and short-term investments as held-for-trading, which are measured at fair value. Accounts receivable and income taxes receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the nine months ended September 30, 2007. The Company has not designated any financial liabilities as held-for-trading.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

4.	Acquisitions :

On February 7, 2007, the Company completed the acquisition of 100% of the shares of DMR Food Corporation operating under the name of Sweet Selection (“DMR”), a leading seller of organic and natural snack foods in Eastern Canada. The Company acquired the shares of DMR for an initial payment of CA$450,000 (US$380,000) in cash and warrants to purchase 3,000,000 of the Company’s common shares at a purchase price of US$4.00 per share within 3 years. The DMR share purchase agreement provided that if a gain of CA$2,550,000 was not realized by the holder from the sale of the warrant shares by February 7, 2008, the Company would be required to pay any shortfall up to a maximum of CA$ 2,550,000 (US$2,167,000). The amount of this corporate guarantee was recorded by the Company as a current and long term liability, as applicable. The results of operations of DMR Food Corporation have been consolidated from February 7, 2007 forward.

On August 13, 2007, the Company issued 155,279 common shares at a market price of US$2.90 per share as partial payment for the debt guaranteed by the Company.

On September 25, 2007, the Company entered into a securities purchase agreement modifying the payment terms in the DMR share purchase agreement. The warrants to purchase 3,000,000 of the Company’s common shares were surrendered, cash consideration of CA$1,323,530 (US$1,317,177) was paid and the Company issued a Subordinated Convertible Note (note 12) of CA$ 725,689 (US$723,206) with a maturity date of September 25, 2027.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

4.	Acquisitions (continued)

The following table summarizes the purchase consideration paid or payable and the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price is preliminary and is subject to refinement. The Company may engage a third party for review of the value of goodwill acquired. The result of such review could materially alter the allocation of the purchase price of goodwill.

Purchase consideration
Cash Paid			$381
Purchase price guarantee			2,167
Business combination expenses			31

			$2,579
Allocation of purchase consideration
Assets	$
Cash		49
Accounts receivable		642
Inventory		378
Plant and equipment		284
Other current assets		33	$1,386
Liabilities
Accounts payable		726
Bank Loan		169
Capital lease obligation		202	(1,097)
Net identifiable assets			289

Excess of purchase consideration over net identifiable assets-			2,290
Goodwill and other intangibles
			$2,579

Excess of purchase consideration over net identifiable assets consists of acquired intangible assets, which are comprised of trademarks, customer relationships, proprietary trade methodologies and goodwill. These will be allocated in our annual financial statements for the year ended December 31, 2007 accordingly. As such, no amortization relating to such acquired intangible assets has been recorded to date.

On May 24th, 2007, the Company completed the acquisition of 100% of the shares of My Organic Baby Inc. (“MOB”), a leading seller of organic baby food in Canada. The Company acquired the shares of MOB for an initial payment of CA$400,000 (US$369,000) in cash, 415,000 common shares of the company and warrants to purchase 3,750,000 of the Company’s common shares at a purchase price of US$4.00 per share within 3 years. The MOB share purchase agreement provided that if a gain of CA$600,000 was not realized from the sale of the common shares within two years, the Company would pay any shortfall, and if CA$3,750,000 was not realized by the holder from the sale of the warrant shares by November 24, 2008, the Company would be required to pay any shortfall up to a maximum of CA$ 3,750,000 (US$3,459,000). The amount of this corporate guarantee was recorded by the Company as a current and long term liability, as applicable. The results of operations of My Organic Baby Inc. have been consolidated from May 24, 2007 forward.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

4.	Acquisitions (continued) :

On September 25th, 2007, the Company entered into a securities purchase agreement modifying the payment terms in the MOB share purchase agreement. The warrants to purchase 3,750,000 of the Company’s common shares and 200,000 restricted common shares were surrendered, cash consideration of CA$2,676,470 (US$2,663,623) was paid and the Company issued a subordinated Convertible Note (note 12) of CA$1,564,082 (US$1,556,574) with a maturity date of September 25, 2027. The Company also guaranteed that if a gain of CA$600,000 is not realized by March 18, 2009, from the sale of 215,000 common shares not surrendered in the transaction, the Company will pay any shortfall.

The following table summarizes the purchase consideration paid or payable and the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price is preliminary and is subject to refinement. The Company may engage a third party for review of the value of goodwill acquired. The result of such review could materially alter the allocation of the purchase price of goodwill.

Purchase consideration

Cash Paid			$369
Non lock up shares – 215,000 common shares			553
Restricted shares – 200,000 common shares			533
Purchase price guarantee			3,458

			$4,913
Allocation of purchase consideration
Assets	$
Cash		21
Accounts receivable		445
Inventory		142
Plant and equipment		21
Other current assets		131	$760
Liabilties
Accounts payable			(686)
Net identifiable assets			74
Excess of purchase consideration over net identifiable assets-
Goodwill and other intangibles			4,839
			$4,913

Excess of purchase consideration over net identifiable assets consists of acquired intangible assets, which are comprised of trademarks, customer relationships, proprietary trade methodologies and goodwill. These will be allocated in our annual financial statements for the year ended December 31, 2007 accordingly. As such, no amortization relating to such acquired intangible assets has been recorded to date.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

4.	Acquisition:

The net impact of the securities purchase agreements which modified the DMR and MOB share purchase agreements, was the cancellation of the warrants issued under the DMR and MOB share purchase agreements, and the related guarantees by the Company and the cancellation of 200,000 common shares, collectively for consideration of cash and convertible debt. The net difference between the instruments cancelled and the consideration given is $158,000 which was credited to the Company’s income statement. The securities purchase agreements did not affect the purchase price of DMR and MOB.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

5.	Bank indebtedness:

The Company’s subsidiary, CC Beverage (US) Corporation (“CC Beverage”), has an operating line of credit with an unspecified term available with a United States bank, which bears interest at US prime rate plus 4%. The borrowing facility is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as at September 30, 2007 - $156,600, September 30, 2006 - $399,990). The weighted average interest rate for the period ended September 30, 2007 was 12.22% (September 30, 2006 – 11.86%); As at September 30, 2007 nil (September 30, 2006 - $nil) had been drawn on this line of credit. This operating line of credit is also secured by a guarantee from the Company.

The Company’s subsidiary, DMR, has a demand operating loan facility of CA$250,000, bearing interest at Royal Bank of Canada prime lending rate plus 1.25% per annum. The facility is secured by a general security agreement covering all assets of DMR as well as guarantee and postponement of claims in the amount of CA$455,000 by the Company. The weighted average interest rate from February 7, 2007 to June 30, 2007 was 5.84% . As of September 30, 2007 $95,353 had been drawn on this line of credit.

The Company’s subsidiary, MOB, has a demand operating loan facility of CA$250,000, bearing interest at Royal Bank of Canada prime lending rate plus 1.25% per annum. The facility is secured by a general security agreement covering all assets of MOB, as well as guarantee and postponement of claims in the amount of CA$250,000 by a former shareholder of MOB and a collateral mortgage in the amount of $211,000 on property owned by the former shareholder. The weighted average interest rate from February 7, 2007 to June 30, 2007 was 5.88% . As of September 30, 2007 $170,631 had been drawn on this line of credit.

6.	Accounts receivable:
		September 30,	December 31,
		2007	2006

	Trade accounts receivable, net of allowance of $48,000 (2006 -	$841	$597
	$ 53,000 )
	Other receivables	206	37

		$1,047	$634

7.	Inventories:
		September 30,	December 31
		2007	2006

	Finished goods	$1,201	$280
	Raw Materials	696	147
		$1,897	$427

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

8.	Property, plant and equipment and assets:

		Accumulated		September 30,
				2007
	2007	amortization	Write-down	Net

Land and water sources	$1,211	$-	$-	$1,211
Buildings	1,224	1,165	-	59
Equipment	1,664	1,271	-	393
Leasehold improvements	81	80	-	1
Vehicle	8	3	-	5
	4,188	2,519	-	1,669

		Accumulated		December 31
				2006
	2006	amortization	Write-down	Net

Land and water sources	$1,035	$-	$-	$1,035
Buildings	1,047	996	51	-
Equipment	1,157	953	86	118
Leasehold improvements	67	67	-	-
	3,306	2,016	137	1,153

Included in equipment are assets under capital lease having a net book value of $196,377 at September 30, 2007 (December 31, 2006 $ Nil )

9.	Accounts payable and accrued liabilities

	September 30,	December 31
	2007	2006

Trade accounts payable	$1,575	$1,062
Marketing fees	330	304
Other accrued liabilities	728	242

	$2,633	$1,608

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

10.	Short term debt:

	September 30,	December 31
	2007	2006

Advance payable to 1068199 Ontario Ltd., bearing
interest at 4.25% per annum and are repayable in
monthly blended payments of CA$2,341	$17	$-
	$17	$-

11.	Capital lease obligation:

The Company has entered into lease arrangements to acquire computer equipment. The liability under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 18% per annum and is secured by the computer equipment.

The Company’s subsidiary has entered into lease arrangements to acquire packaging equipment. The liability under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 6.70% to 6.75% per annum and is secured by the packaging equipment.

The Company’s obligations under the capital leases consist of:

	September 30,	December 31
	2007	2006

Minimum lease payments payable	$259	$26
Portion representing interest to be recorded over the
remaining term of the lease	(37)	(5)
	222	21

Current portion	(58)	(8)

	$164	$13

11.	Capital lease obligation (continued):

Future minimum annual lease payments as at September 30, 2007 under the capital lease are as follows:

2007	$16
2008	67
2009	55
2010	54
2011	67

$259

CLEARLY CANADIAN BEVERAGE CORPORATION Notes to Consolidated Financial Statements
(unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

12.	Convertible note payable

		September 30,	December 31
		2007	2006
	$		$-
Convertible note payable		9,358
Subordinated convertible note payable		2,279
		$11,637	$-

On September 26, 2007, the Company entered into a securities purchase agreement with institutional investors to sell senior convertible notes for $9.360 million U.S. maturing on September 26th, 2027 and to issue five year share purchase warrants to purchase 4,017,162 common shares of the Company (The “Series E Warrants” and the “Series F Warrants”). The 2,008,581 Series E Warrants are exercisable at an initial exercise price of $2.33 per shares (subject to future adjustment) and the 2,008,581 Series F Warrants are exercisable at an initial exercise price of $2.56 per share (subject to future adjustment). The Company paid an approximate 4% financing fee to the placement agent in the financing. The company received net proceeds from the financing of approximately $9 million after the payment of the financing fee. The Company also issued to the placement agent 500,000 share purchase warrants exercisable at an initial price of $2.33 per share on the same terms as the Series E Warrants.

The primary features of the Senior Convertible Notes are: (i) interest at 9% per annum for year 1 to 3 and at 18% per annum for year 4 to maturity, payable monthly in cash, or, subject to volume and ownership limitations and in the Company’s discretion, common shares based on a 10% discount to the then market price, (ii) convertible at any time by the holders at the conversion price (initially $2.33 per share, subject to future adjustment), (iii) during year 1 to 2, provided the market price of our common share is double the conversion price, the Company can, subject to volume and ownership limitations, call the Senior Convertible Notes, (iv) in year 3 and beyond, the Company can, subject to volume and ownership limitation, force conversion of the Senior Convertible Note at the lower of the initial conversion price or at a 15% discount of the then market price and so long as the Company is converting the Senior Convertible Notes, the interest rate remains at 9%; and (v) in year 4 and to maturity the Senior Convertible Notes can be called by the note holders.

The Company used the relative fair value approach to value the Senior Convertible Notes based on their value (i) without the conversion feature (ii) with the conversion option and (iii) with the warrants. Based on the volatility assumption (52% - which represents one year historical volatility) and other terms of the warrants, the Company calculated the fair value of the warrants after taking consideration of the dilution effect. Based on this volatility assumption (52%) and credit spread assumption (12%), the Company calculated the fair value of the convertible notes, the straight note value, conversion option value and call option value.

The fair value of the Senior Convertible Notes based on the above approach is $4,131,000 ($9,358,000 less discount on Senior Convertible Notes of $5,227,000).

We are required to pay liquidated damages in cash to the Senior Convertible Note holders if (i) a registration statement registering the common shares underlying the Senior Convertible Notes is not declared effective by the Securities and Exchange Commission on or before January 23, 2008 (an “Effectiveness Failure”) or (ii) after a registration statement has been declared effective by the Securities and Exchange Commission, sales of “registrable securities” cannot be made by a note holder (including because of a failure to keep a registration statement effective, to disclose such information as is necessary for sales to be made pursuant to such registration statement, to register a sufficient number of common shares or to maintain the listing of the common shares) (a “Maintenance Failure”).

The amount of liquidated damages is calculated as follows: (A) 2% of the aggregate purchase price paid for the Senior Convertible Notes, the Series E Warrants and the Series F Warrants on each of the following dates: (i) the day of an Effectiveness Failure; (ii) the initial day of a Maintenance Failure; (iii) on the 30th day after the day of an Effectiveness Failure (pro rated for periods totaling less than 30 days); and (vi) on the 30th day after the initial day of a Maintenance Failure (pro rated for periods totaling less than 30 days) and (B) 1% of the aggregate purchase price paid for the Senior Convertible Notes, the Series E Warrants and the Series F Warrants on each of the following dates: (i) on every 30th day following the 31st first day following such Effectiveness Failure (pro rated for periods totaling less than 30 days) until such Effectiveness Failure is cured; and (ii) on every 30th day following the 31st day following such Maintenance Failure (pro rated for periods totaling less than 30 days) until such Maintenance Failure is cured. In the event we fail to timely make these liquidated damages payments, these amounts will bear interest at the rate of 1.0% per month (prorated for partial months) until paid in full.

We estimate that the registration statement relating to the Senior Convertible Notes may not be declared effective by the Securities and Exchange Commission until 60 days after the registration deadline of January 23, 2008 and we will be required to pay liquidated damages. The actual amount of liquidated damages payments, if any, will depend on the actual effective date of the registration statement and may be more or less than our estimated amount.

On September 26, 2007, we also entered into a Securities Purchase Agreement with the former shareholders of DMR and MOB to modify the share purchase agreements dated February 7, 2007 and May 24, 2007 (in which we purchased DMR and MOB respectively). Details of these modifications are provided in Note 4. The primary features of the Subordinated Convertible Notes issued to the former shareholders of DMR and MOB are the same as the Senior Convertible Notes, with the exception that the interest rate is 9% per annum from year 1 to maturity and there are no provisions for liquidated damages in the event our registration statement is late.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

12.	Convertible note payable (continued):

The Company valued the subordinated convertible notes based on using the Black-Scholes method, volatility assumption of 52%, and interest rate of 4.03% over 3 years. Based on these factors the fair value is $1,470,000 ($2,279,000 less discount on subordinated sonvertible notes of $809,000).

13.	Capital stock:

Authorized:
Common shares-limited voting shares, unlimited number, without par value

Preferred Shares:

(a)	2,000,000 Class A Preferred Shares with special rights and restrictions:

The Class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares of the Company calculated at a share price equal to the ten day average closing price of the Company’s common shares on the OTC Bulletin Board market preceding the date of issuance of such dividend shares), the right to one vote for each Class A Preferred Share on any vote of the common shares of the Company, and the right of conversion into common shares of the Company at a conversion price equal to the ten day average trading price of the Company’s common shares on the OTC Bulletin Board market preceding the date of conversion.

(b)	2,000,000 Class B Preferred Shares with special rights and restrictions:

The Class B Preferred Shares includes the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares of the Company at a price of US$1.00 per share, and thereafter in advance in monthly cash installments. Each Class B Preferred Share has the right to five votes on any vote of the common shareholders. The Class B Preferred Shares are convertible, in whole but not in part, into such number of common shares of the Company as would equal 50% of the number of fully diluted common shares of the Company immediately prior to the conversion of the Class B Preferred Shares. With the agreement of the Class B shareholder, BG Capital Group Ltd., and the approval of the shareholders, on March 16, 2006, the conversion ratio was fixed at 4.1 common shares and 0.8 Variable Multiple Voting Shares for each one Class B Preferred Share.

Variable Multiple Voting Shares

On March 16, 2006, a special general meeting of shareholders was held, and the shareholders approved (a) the re-designation of the common shares as “Limited Voting Shares” and (b) the creation of a class of “Variable Multiple Voting Shares.” Holders of Variable Multiple Voting Shares are entitled to multiple votes at all meetings of common shareholders, and the number of votes attached to each Variable Multiple Voting Share is equal to the greater of (i) ten and (ii) ten times a fraction the numerator of which is the number of issued common shares and the denominator of which is the number of issued common shares on March 16, 2006. At September 30, 2007, the 1,120,000 issued and outstanding Variable Multiple Voting Shares entitles the holder to 36,626,452 votes at a meeting of shareholders.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

13.	Capital stock (continued):

On February 27, 2006, March 28, 2006 and May 2, 2006, Global (GMPC) Holdings Inc. converted $200,000 (CA$222,570), $80,000 (CA$89,250) and $177,770 (CA$188,000) of principal amount of loans into common shares at conversion prices ranging from US$2.00 to US$2.62 per share. The Company issued 100,000, 40,000 and 88,885 shares respectively.

On May 12, 2006, the Company entered into an agreement to surrender all of the Series A, B, C and D Warrants issued in connection with the December 28, 2005 private placement agreement. In consideration thereof, certain of the investors were granted Series A warrants for the purchase of a total of 4,120,000 shares at a price of US$1.25, exercisable within two years following the effective date on which the warrants are registered pursuant to a registration statement filed with the US Securities and Exchange Commission. In September 2007, the expiration date of the Series A warrants was extended to December 2010.

In May 2006, the Company completed a brokered private placement of 1,312,500 common shares issued at US$2.00 per share raising a total of $2,625,000. The Company paid broker’s fees of $183,050 and granted broker warrants to purchase 91,525 common shares at US$2.25 per share, vesting upon issuance and expiring in May, 2007. The Company paid an additional finders fee of $130,750 to BG Capital, a controlling shareholder of the Company, BG Capital had the right until May 2007 to convert any or all of the finder’ fee into shares at a price of US$2.00 per share (maximum of 65,375 shares).

In July 2006, the Company completed a brokered private placement of 1,205,000 common shares issued at US$2.75 per share raising a total of $3,314,000. The Company paid broker’s fees of $259,462 and granted broker warrants to purchase 84,350 common shares at US$3.00 per share, vesting upon issuance and expiring in July, 2007. The Company paid an additional finders fee of $138,187 to BG Capital, a controlling shareholder of the Company, BG Capital had the right until July, 2007 to convert any or all of the finder’s fee into shares at a price of US$2.75 per share (maximum of 50,250 shares).

In August 2006, the Company settled litigation with respect to its Blue Mountain Springs subsidiary. The terms of the settlement included the issuance of 624,314 shares with a fair value of $1,529,000.

In August 2006, the Company issued 140,000 common shares at US$2.30 per share to BG Capital, a controlling shareholder of the Company, under the terms of a management services contract now expired.

In August 2006, the Company completed a brokered private placement of 333,334 common shares issued at $3.00 per share, together with a warrant to purchase 333,334 common shares at $3.25 per share, vesting upon issuance and expiring in September, 2008, raising a total of $1,000,000. The Company paid broker’s fees of $70,000 and granted broker warrants to purchase 23,333 common shares at US$3.25 per share, vesting upon issuance and expiring in August, 2007. The Company paid an additional finders fee of $50,000 to BG Capital, a controlling shareholder of the Company, BG Capital had the right until August, 2007 to convert any or all of the finder’s fee into shares at a price of US$3.00 per share (maximum of 16,666 shares).

In October 2006, the Company paid $94,246 to BG Capital in respect of dividends payable on the Class B Preferred Shares from May 12, 2006 to October 31, 2006.

In November 2006, BG Capital converted 400,000 Class B Preferred Shares for 1,640,000 common shares and 320,000 Variable Multiple Voting Shares. In January, 2007, BG Capital converted 1,000,000 Class B Preferred Shares for 4,100,000 common shares and 800,000 Variable Multiple Voting Shares.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

13.	Capital stock (continued):

In March, 2007, the Company completed a brokered private placement of 1,166,333 common shares issued at $3.00 per share, together with a warrant to purchase 1,166,333 common shares at $3.25 per share, vesting on July, 2007 and expiring in March, 2009, raising a total of $3,499,000. The Company paid broker’s fees of $69,930 and granted broker warrants to purchase 23,333 common shares at US$3.25 per share, vesting on July, 2007 and expiring in March, 2009. The Company also paid a finders fees by issuing 90,000 common shares at $2.42 per share.

In May, 2007, the Company completed the acquisition of 100% of the shares of My Organic Baby Inc. and in connection therewith, the Company issued 415,000 common shares of which 200,000 were surrendered when the Company entered into a securities purchase agreement with the former shareholders of My Organic Baby Inc. (see note 4). The Company also issued 215,000 common shares in connection with employment agreements with the former officers and shareholders of My Organic Baby Inc. (see note 15(a)).

In June, 2007, the Company paid $61,150 to BG Capital in respect of dividends payable on the Class B Preferred Shares from November 1, 2006 to June 30, 2007.

14.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares:

(a)	Stock options:

Under the April 29, 2005 stock plan, the Company may grant options to purchase up to 1,750,000 common shares of the Company, and under the 2006 equity incentive plan, the Company may grant options to purchase up to 10,000,000 common shares of the Company. Options may be issued under the stock option plan as determined at the sole discretion of the Company’s board of directors. Options may be issued for a term of up to 10 years at an exercise price to be determined by the Company’s board of directors, provided that the exercise price is not less than the average closing price of the Company’s shares for the 10 trading days proceeding the date on which the options are granted. All options vest immediately on issuance, or at the discretion of the Company’s board of directors.

A summary of stock options granted by the Company is as follows:

		Weighted
		average exercise
	Number of options	price
	(000’s)	US$

Options outstanding at December 31, 2005	1,617	1.77
Granted	2,216	1.79
Expired	(18)	3.77
Exercised	(1,307)	1.82
Surrendered	-	-

Options outstanding at December 31, 2006	2,508	1.96
Granted	1,704	2.26
Expired	-	-
Exercised	(653)	1.54
Surrendered	(10)	2.75

Options outstanding at September 30, 2007	3,549	2.34

Options exercisable at September 30, 2007	1,801	$2.37

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

14.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

	(a)	Stock options (continued):

The number of options and their weighted average exercise price has been adjusted to reflect the ten for one consolidation of the common shares on May 2, 2005.

For the 9 months ended September 30, 2007, the Company granted 1,704,000 options (September 30, 2006 – 2,206,000) under its stock option plans, of which options to acquire 609,166 shares (September 30, 2006 – 2,100,000) were granted to members of its Advisory Board, board of directors and management. The fair value of the options granted for the 9 months ended September 30, 2007 is approximately $2.26 per share (September 30, 2006 $1.77). Stock based compensation expense of $1,658,000 has been recorded for the period (September 30, 2006 - $2,731,000). Stock based compensation of an additional $1,354,000 attributed to these grants has been allocated to services to be provided in the future. This amount will be recorded to contributed surplus and charged to operations over a one year period based on the estimated service life inherent in the grants.

The Company has estimated the fair value of each option on the date of grant using the Black-Scholes Options Pricing model and based on the following assumptions:

	September 30, 2007	September 30, 2006
Risk-free interest rate	4.84% to 5.12%	4.38% to 5.06%
Expected life of options	1 to 5 years	1 to 5 years
Expected volatility in the market price of
the shares	91% to 205%	107% to 185%
Expected dividend yield	0.0%	0.0%

Weighted average grant date fair value	$1.52	$2.07

(b)	Stock based compensation

September 30, 2006
Stock based compensation (see note 14 (a))	$1,658
Stock based compensation – warrant (see note 15
(a))	1,131
Stock based compensation – option (see note 15 (a))	906
3,695

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

(c)	Warrants:

The following table summarizes information about common share purchase warrants granted in equity financings and acquisitions to date which remain outstanding at September 30, 2007. Each warrant entitles the holder to purchase one common share at the exercise price indicated.

Exercise	Balance,					Balance,
price	December 31,					September 30,	Expiry
per share	2006	Cancelled	Granted	Expired	Exercised	2007	date
US$2.25 (CA$2.25)	91,525	-	-	(12,500)	(79,025)	-	May 2007
US$3.00 (CA$3.01)	84,350	-	-	(84,350)	-	-	July 2007
US$3.25 (CA$3.26)	356,667	-	-	-	-	356,667	September 2008
US$3.25 (CA$3.26)	-	-	856,333	-	-	856,333	July, 2009
US$3.25 (CA$3.26)	-	-	333,333	-	-	333,333	April, 2009
US$4.00 (CA$4.01)	-	(3,000,000)	3,000,000	-	-	-	February 2010
US$4.00 (CA$4.01)	-	(3,750,000)	3,750,000	-	-	-	May, 2010
US$2.00 (CA$2.00)	1,000,000	-	-	-	-	1,000,000	October 2010
US$1.25 (CA$1.25)	4,090,000	-	-	-	(60,000)	4,030,000	December 2010
US$2.00 (CA$2.00)	100,000	-	-	-	-	100,000	July 2011
US$2.33 (CA$2.33)	-	-	2,508,581	-	-	2,508,581	September 2012
US$2.56 (CA$2.57)	-	-	2,008,581	-	-	2,008,581	September 2012
	5,722,542	(6,750,000)	12,456,828	(96,850)	(139,025)	11,193,495

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

14.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

In the nine months ended September 30 2007, the Company granted warrants to acquire 1,189,666 shares in a private placement described in note 13. These warrants had a fair value of $1,651,000, which amount has been charged as a cost of the share capital raised. The Company also granted warrants to acquire 3,000,000 shares and 3,750,000 at a price of $4.00 per share, having a fair value of nil due to the Company’s guarantee of the acquisition price, in connection with its acquisitions of DMR Food Corporation and My Organic Baby Inc. These warrants were all surrendered in September, 2007 when the Company entered into a share purchase agreement with the former shareholders of DMR Food Corporation and My Organic Baby Inc. as described in note 4. The Company granted warrants to institutional investors to acquire 4,017,162 shares and to the placement agent in the financing to acquire 500,000 shares at a price as described in note 12. In September, 2007, the Company also extended the warrant to acquire 4,030,000 at a price of $1.25 from December, 2007 to December, 2010.

(d)	Shareholders’ rights plan:

The Company has a Shareholders’ Rights Plan which is contained within a Rights Agreement dated October 1, 1990, and a Supermajority Amendment, which forms part of the Company’s articles. The Rights Plan expires on December 31, 2009.

In general terms, the rights issuable under the Rights Plan permit shareholders to purchase the Company’s shares at 50% of the market price at the time of the occurrence of certain Triggering Events. Generally, a Triggering Event is where a party (Acquiring Person) endeavours to merge, amalgamate, acquire assets or acquire greater than 20% of the voting shares of the Company without the approval of the Company’s directors. An Acquiring Person who causes the Triggering Event to occur is specifically excluded from acquiring shares under the adjustment formula provided for in the Rights Agreement. The rights adjustment does not occur where an offer to acquire shares is determined to be a Qualified Offer. A Qualified Offer is an offer for all outstanding shares on terms determined by a majority of the Company’s directors as being in the best interest of the Company and its shareholders.

15.	Commitments and contingencies:

(a)	Consulting contracts:

On November 1, 2005, the Company entered into a consulting agreement with a five-year term and recognized the expense related to the consulting agreement over the five-year term. As partial consideration under the consulting agreement, we issued warrants to purchase 1,000,000 of our common shares at an exercise price of $2.00 per share. The fair value of these warrants was $1,904,000, as determined using the Black-Scholes valuation method.

On May 24, 2007, both parties terminated the consulting agreement and as result of the termination of agreement, the Company expensed remaining amount. Total expenses for 9 months ending September 30, 2007 is $1,459,800. However, the cancellation of the consulting agreement did not cancel the warrants issued in connection with the consulting agreement. These warrants remain outstanding until October 31, 2010. We determined that the fair value of the outstanding warrants was $1,130,900, as determined using the Black-Scholes valuation method. We expensed the fair value of the warrants, and recorded the corresponding amount in equity.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

15.	Commitments and contingencies (continued):

On June 5, 2006, the Company entered into marketing and consulting agreement with a term of three years. As partial consideration under this agreement, the Company issued options to purchase 1,075,000 common shares at $1.75 per share. The fair value of these options was $1,813,000, as determined using the Black-Scholes valuation method. The Company has recognized the expense related to this agreement over the three year term of the agreement. During the 9 months ended September 30, 2007, the Company expensed $906,000 with respect to these options.

On May 24, 2007, the Company entered into a employment agreements with former officers and shareholders of My Organic Baby Inc. for a term of three years. As partial consideration under these agreements, the Company issued 215,000 common shares at $2.48 per share as consideration. The Company expensed $533,200 relating to these agreements.

(b)	Dispute with D. Bruce Horton and Continental Consulting Ltd.:

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of $2,060,000 (CA$2,400,000) plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has recorded an accrual based on its expected costs.

(c)	Ordinary course business proceedings:

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

(d)

With respect to the long-term indebtedness assumed by the purchaser of the private label co-pack bottling business during the year ended December 31, 2001, the Company’s subsidiary, CC Beverage, still remains as the primary borrower; however, the purchaser is under an obligation to obtain a release of such indebtedness. The purchaser holds a letter of credit with a United States bank to secure the long-term indebtedness. The Company has assessed its liability under this guarantee and determined the fair value to be nil.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

16.	Supplementary cash flow information:

		Unaudited		Unaudited
		For the 3 months ended		For the 9 months ended
		September 30,	September 30,	September 30,	September 30,
		2007	2006	2007	2006
		$	$	$	$

a)	Items not involving cash
	Amortization of property, plant and equipment	38	18	50	78
	Stock-based compensation (See note 14 (b))	329	475	3695	2,731
	Gain on sale of investment	-	-	-	(201)
	Services paid in stock	114	396	254	739
	Settlement of debt paid in stock	-	573	-	573
	Repayment of short term debt from issuance of
	stock	-	(584)	-	(584)
	Cost of lawsuit settlement	-	798	-	798
	Loss on settlement of debt	-	-	-	158
	Interest accretion	-	-	-	120
		481	1,676	3,999	4,412

b)	Changes in non-cash working capital
	balances related to operations
	Accounts receivable	333	330	509	(317)
	Inventories	228	263	(816)	175
	Prepaid expenses, deposits and other assets	(117)	128	(536)	74
	Prepaid contracts	(20)	96	1,992	286
	Accounts payable and accrued liabilities	(462)	(739)	(392)	(157)
		(38)	78	757	61

c)	Non-cash investing and financing activities
	Conversion of class B preferred shares to common
	shares	-	-	1,000	-
	Warrant granted in connection with private
	placement financing	-	-	1,651	-
	Long term debt extinguished on lawsuit settlement	-	(1,547)	-	(1,547)
	Mortgage assigned on lawsuit settlement	-	(155)	-	(155)
	Book value of land transferred on lawsuit
	settlement	-	594	-	594
	Ascribed value of warrants granted in lawsuits
	setttement	-	303	-	303
	Common shares issued for settlement of lawsuits	-	1,529	-	1,529
	Acquisition liability extinguished with subordinated
	convertible note payable	2,144	-	-	2,144
	Common shares issued for settlement of debt	-	-	573	573

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

17.	Segmented information:

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely as a beverage, snack food and organic baby food business, selling flavoured water, carbonated beverages, natural and organic snack foods and organic baby foods products. Management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the earnings (loss) from operations before the write-down of property, plant and equipment.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	Unaudited		Unaudited
	For the 3 months ended		For the 9 months ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
	$	$	$	$

Sales
Canada
Total sales	2,228	355	4,680	1,110

United States
Total sales	1,084	1,667	3,095	5,287
Less: Sales to other segments	(36)	(74)	(98)	(157)
Sales to external customers	1,048	1,593	2,997	5,130

Other
Sales to external customers	36	74	98	157

Total sales to external customers	3,312	2,022	7,775	6,397

Sales to external customers by product line
Beverage	1,493	2,022	4,197	6,397
Snack Products	1,134	-	2,684	-
Organic baby product	685	-	894	-
	3,312	2,022	7,775	6,397

Interest expense on short-term and long-
term debt
Canada	13	-	23	128
United States	2	1	5	22
	15	1	28	150

Amortization
Canada	38	18	50	78
United States	-	-	-	-
	38	18	50	78

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

	Unaudited		Unaudited
	For the 3 months ended		For the 6 months ended
Income (Loss) before income taxes, amortization of	September 30,	September 30,	September 30,	September 30,
intangible assets and write-down of property, plant and	2007	2006	2007	2006
equipment	$	$	$	$
Canada	(2,246)	(1,904)	(9,805)	(6,105)
United States	68	(304)	(142)	(771)
Other	-	-	-	-

	(2,178)	(2,208)	(9,947)	(6,876)

Loss for the period before income taxes	(2,178)	(2,208)	(9,947)	(6,876)

	September 30, 2007	September 30, 2006
	$	$

Total ssets
Canada	21,659	9,671
United States	2,323	934
Other	28	28

Total assets	24,010	10,633

Property, plant and equipment additions
Canada	34	24

With respect to third parties, the Company has four customers (September 30, 2006 - two customers) that represent more than 10% of sales as noted below. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

	September 30,	September 30,
	2007	2006

Customer A	15%	-
Customer B	18%	-
Customer C	21%	-
Customer D	14%	32%
Customer E	-	19%

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

18.	Reconciliation to accounting principles generally accepted in the United States of America:

As disclosed in the summary of significant accounting policies, these consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain respects from those principles and practices the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

Under US GAAP, the Company would report its consolidated financial statements as follows:

	September 30, 2007		December 31, 2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Consolidated balance sheets	$	$	$	$

Assets:
Current assets	14,353	14,353	6,861	6,861
Non-current assets (note a)	9,657	9,657	2,232	2,232

	24,010	24,010	9,093	9,093

Liabilities:
Bank indebtedness	266	266	-	-
Accounts payable and accrued
liabilities	2,633	2,633	1,608	1,608
Capital lease obligation, current
portion	58	58	8	8
Short term debt	17	17	-	-
	2,974	2,974	1,616	1,616

Convertible note payable	11,637	11,637
Discount on convertible note
payable	(6,035)	(4,752)
Derivative convertible note payable	(2)	-
Capital lease obligation, net of
current portion	164	164	13	13

	8,738	10,023	1,629	1,629

Shareholder’s equity (deficiency):
Capital stock	84,038	84,038	77,330	77,330
Share subscription receivable	-	-	-	-
Contributed surplus (note c)	17,871	16,866	8,290	8,574
Cumulative translation account	427	427	(1,101)	(1,101)
Deficit	(87,064)	(87,344)	(77,055)	(77,339)
	15,272	13,987	7,464	7,464

	24,010	24,010	9,093	9,093

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

18.	Reconciliation to accounting principles generally accepted in the United States of America (continued):

	Sept 30, 2007	Sept 30, 2006

Loss for the year under Canadian GAAP	$(9,947)	$(6,876)
Difference in interest accretion under US
GAAP (note c)	4	-

Loss for the year under US GAAP	(9,943)	(6,876)
Gain on long-term investment (note a)	-	(195)
Foreign currency translation adjustments	(1)	1

Comprehensive loss under US GAAP
(note d)	$(9,944)	$(7,070)

Basic and diluted loss per share under
US GAAP	$(0.51)	$(0.75)

Weighted average number of shares
outstanding	19,485,482
		9,331,203

No differences arise between US and Canadian GAAP in the presentation of the cash flow statement.

(a)	Unrealized holding gains (losses):

Under US GAAP, the long-term investments in publicly traded companies would be shown at fair market value. Unrealized holding gains or losses are recorded in other comprehensive income. Under Canadian GAAP, such long-term investments are recorded at cost less any impairment in value that is other than temporary. The difference between the carrying value and the fair market value of these investments was nil at December 31, 2006 (2005 - $195,000; 2004 - $14,000), as the gain was realized during the year ended December 31, 2006.

(b)	Intangible

Excess of purchase consideration over net identifiable assets consists of acquired intangible assets which are comprised of trademarks, customer relationships, proprietary trade methodologies and goodwill. These will be allocated in our annual financial statements for the year ended December 31, 2007 accordingly. As such, no amortization relating to such intangible assets acquired has been recorded to date. (see note 4)

(c)	Convertible debentures:

During 2002, under US GAAP, the proceeds of $424,000 for the convertible debenture issued by the Company at that time were allocated between the debt and detachable warrants based upon fair value using the Black-Scholes model. The fair value of the warrants issued in connection with the convterible debenture, $155,000, and the balance of $269,000 were allocated to the liability component and the beneficial conversion feature.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

18.	Reconciliation to accounting principles generally accepted in the United States of America (continued):

(c)	Convertible debentures (continued):

Value was allocated to the beneficial conversion feature associated with the convertible debenture. Based upon the allocated proceeds, the intrinsic conversion price was less than the commitment price. As a result, $155,000 was attributed to the beneficial conversion feature and the balance of $115,000, at the date of issuance of the convertible debenture, was recorded as the liability component. The amount was fully accreted in the prior year. The conversion feature expired December 2004 and $155,000 has been reclassified to contributed surplus as a result.

On December 1, 2003, the terms of the convertible debenture were modified. As a result of the modification and the differences in allocations, as discussed above, a loss on settlement of $104,000 resulted under US GAAP. The discount accreted over the term of the modified debt resulting in an interest recovery of $34,666 in the year ended December 31, 2005 (2004 - $34,000).

During September 2007, convertible debenture with a principal amount of $9,360,000 was issued together with detachable stock purchase warrants. The proceeds were allocated between the debt and detachable warrants using the relative fair value method based upon fair value using the Black-Scholes model. The relative fair values of $5,416,000 and $2,283,000 were allocated to the convertible debenture as Discount on convertible notes payable and detachable warrants as equity in Contributed surplus.

Value was allocated to the beneficial conversion feature associated with the convertible debenture at the date of issue. Based upon the allocated proceeds, the intrinsic conversion price was less than the commitment price. As a result, $1,301,000 was attributed to the beneficial conversion feature as a reduction to the debt component of the convertible debenture as Discount on convertible notes payable and as an increase in Contributed surplus.

With respect to the conversion option, the portion allocated to equity pursuant to Canadian GAAP of $2,419,000 was reversed out of equity in Contributed surplus under US GAAP as this conversion option is presented together with the debt in Convertible note payable.

(d)	Comprehensive income (loss):

Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). As of September 30, 2007, the Company’s accumulated other comprehensive income was solely represented by the cumulative translation adjustment of $427,000, which is separately shown as separate component of the equity in the balance sheet above.

(e)	Stock-based compensation:

Effective January 1, 2005, the Company adopted FAS 123, Share-Based Payment, using the modified prospective application transition method. Under this transition method, the fair value basis of accounting for stock based compensation has been applied to all new grants after January 1, 2005, and to prior grants only in the case where the grants awarded are modified, repurchased or cancelled. There are no grants with unearned service life as at the adoption date.

Effective January 1, 2006, the Company adopted FAS 123(R), Share-Based Payment. FAS 123(R) requires the Company to estimate forfeitures of stock-based awards at the time the award is issued. Under Canadian GAAP, the Company accounts for forfeitures as they occur. For the year ended December 31, 2006 and the nine months ended September 30, 2007, this difference did not have a material impact on recognized compensation expense.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

18.	Reconciliation to accounting principles generally accepted in the United States of America (continued):

(f)	Rental paid under operating leases:

US GAAP requires disclosure of the total expense related to rentals paid under operating leases. The total amount included in the operating statements for the nine months ended September 30, 2007 and 2006 was $107,000 and $53,000 respectively.

(g)	Recent accounting pronouncements (continued):

In September 2006, the FASB issued FAS 157, Fair Value Measurements, effective for financial statements for fiscal years beginning after November 15, 2007. FAS 157 defines value, establish a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosure about fair value measurement. This Statement applies under other accounting pronouncements that require or permit fair value measurements. The Company does not believe the adoption of FAS 157 will have a material effect on its consolidated financial position or results of operations.

On February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115, effective for financial statements for fiscal years beginning after November 15, 2007. FASB 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company does not believe the adoption of FAS 159 will have a material effect on its consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions including whether to file or not to file a return in a particular jurisdiction. This Interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company have adopted FIN 48 effective January 1, 2007 and does not believe the adoption will have a material effect on its consolidated financial position or results of operations.

19.	Correction of Error

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Nine months ended September 30, 2007

In 2008, the Company became aware of certain errors to the consolidated financial statements; as a result, the Company has amended and reissued its previously issued consolidated financial statements for the quarter ended September 30, 2007.

The effect on the consolidated statement of operations and the consolidated balance sheet for the quarter ended September 30, 2007, is as follows:

	As Previously
	Reported	Change	Restated
	9 months ended
	June 30, 2007
Consolidated Statement of Operations:
Interest on acquisition debt	$220	$(220)	$-
Loss (gain) on settlement of financial instrument	-	(135)	(135)

The Company reverses the discount on the guaranteed acquisition debt, which resulted in the reversal of interest accretion due to the discount, and a gain occurred as result of the settlement of the acquisition liability from the September 25, 2007 securities purchase agreement ( see note 4)

	As Previously
	Reported	Change	Restated
Consolidated Balance Sheet:
Cash	$5,061	$5,019	$10,080
Cash held in trust – debenture financing	$5,019	$(5,019)	$-
Goodwill and intangible assets	$7,493	$490	$7,988
Short-term debt	$-	$17	$17
Long-term debt	$17	$(17)	$-
Accumulated other comphrensive loss	$286	$141	$427
Deficit	$(87,418)	$354	$(87,064)

It was determined that the cash and cash equivalents and cash held in trust debenture should be combined as the cash held in trust – debenture financing was in transit as of September 30, 2007.

It was determined that the Company did not convert the goodwill from CDN$ to USD$ as of September 30, 2007 It was determined that the long term debt should be a short term debt.

It was determined that the Company did not convert the goodwill and intangible assets and the guaranteed acquisition debt from CDN$ to USD$ as of September 30, 2007 and the company reverse the discount on the guaranteed acquisition debt, resulting in the reversal of interest accretion on September 30, 2007 and a gain from settlement of acquisition liability from the September 25, 2007 securities purchase agreement.